SECURIT[...]SION

11021451

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SEC FILE NUMBER
8 - 03337

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALBERT FRIED & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ALBURTUS — 212-422-7299
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, PC
(Name -- *if individual, state last, first, middle name*)

4 BECKER FARM ROAD	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, THOMAS ALBURTUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALBERT FRIED & COMPANY, LLC, as of ~~DECEMBER 31~~st Feb 24th, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

AMIT RABADIA
Notary Public, State of New York
No. 01RA6193448
Qualified in New York County
Commission Expires September 15, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

ALBERT FRIED & COMPANY, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 4, 2011

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	8,238,940
Cash segregated in compliance with federal regulations		19,735,996
Deposits with clearing organizations		7,677,719
Receivable from brokers-securities borrowed		19,188,600
Receivable from brokers-fail to deliver		1,167,993
Receivable from brokers		2,279,107
Securities owned, at fair value		78,129,950
Receivable from customers		1,207,455
Receivable from noncustomers		11,929,885
Interest receivable		181,971
Other assets		1,149,332
Total Assets	$	150,886,948
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,349,093
Payable to brokers		1,208,677
Payable to brokers-fail to receive		4,300
Payable to customers		17,949,844
Payable to noncustomers		12,386,823
Securities sold not yet purchased		19,974,849
Total Liabilities		52,873,586
Members' drawing accounts		35,382,131
Members' equity		62,631,231
	$	150,886,948

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Organization

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company provides clearing and execution of security and option transactions for customers, makes inter-dealer markets in certain corporate securities over the counter and conducts correspondent clearing for other registered security brokers and dealers. In addition, the Company is engaged in the proprietary trading of securities for its own account.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is a member of the Options Clearing Corporation ("OCC"), the International Securities Exchange ("ISE"), the New York Stock Exchange ("NYSE"), the Nasdaq Stock Market ("NASDAQ"), the Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC"), and various other exchanges.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 4, 2011. Subsequent events have been evaluated through this date.

Depreciation

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade-date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in money market and mutual funds consist of highly liquid, short term investments. The carrying value approximates fair value and is categorized in Level 1 of the hierarchy.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

U.S. Government Obligations

The fair value of U.S. government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves. U.S. government obligations are generally categorized in Level 1 of the fair value hierarchy.

Corporate Obligations

The fair value of corporate obligations is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the obligation. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate obligations are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Derivative Contracts

The fair value of derivative contracts are reported at open trade equity. The derivative contracts are generally categorized in Level 2 or 3 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Commission Expense

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Members' Drawing Accounts

The Company has segregated members' drawing accounts on the statement of financial condition. Contributions from members held within these accounts may be withdrawn within one year of the date of contribution and are therefore not considered allowable for net capital in accordance with SEC's Uniform Net Capital Rule 15c3-1.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise primarily from unrealized gain (losses) on securities owned and securities sold not yet purchased and net operating loss carryforwards.

At December 31, 2010, the Company has New York City net operating loss carryforwards ("NOLs") of approximately $33,000,000, which expire through 2025. The deferred tax asset from the Company's NOLs is approximately $1,300,000. A valuation allowance for the full amount of the deferred tax asset has been established.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Investments in equity securities, at fair value	$ 13,296,009	$ -	$ -	$ 13,296,009
Investments in corporate obligations, at fair value				
Pep Boys-7.5% due 2014		20,300,000		20,300,000
CIT Group Inc-7% due 2016-2017		4,263,438		4,263,438
Exide Technologies-10.5% due 2013		2,027,500		2,027,500
Investments in municipal obligations (Battery Park City Authority), at fair value			16,950,000	16,950,000
Investments in U.S. government obligations, at fair value	15,191,928			15,191,928
Investments in term loans, at fair value		1,880,762		1,880,762
Investments in money market and mutual funds, at fair value	1,843,308			1,843,308
Investment in options, at fair value		2,377,005		2,377,005
Securities owned, at fair value	$ 30,331,245	$ 30,848,705	$ 16,950,000	$ 78,129,950
Liabilities				
Equity investments in securities sold short, at fair value	$ 17,566,912	$ -	$ -	$ 17,566,912
Option investments in securities sold short, at fair value		2,407,937		2,407,937
Securities sold short not yet purchased, at fair value	$ 17,566,912	$ 2,407,937	$ -	$ 19,974,849

2. Fair value measurements (continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010:

	Beginning Balance January 1, 2010	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31 2010	Change in Unrealized Gains (Losses) for Investments Still Held at December 31 2010
Assets						
Investments in municipal obligations (Battery Park City Authority), at fair value	$ 17,125,000	$ -	$ (175,000)	$ -	$ 16,950,000	$ -

Realized and unrealized gains and losses are included in principal transactions in the statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2010 for investments still held at December 31, 2010 is reflected in principal transactions in the statement of operations.

3. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At December 31, 2010, the Company had net capital of approximately $22,011,000 which exceeded its requirement of $1,500,000 by approximately $20,511,000. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2011, to comply with its December 31, 2010 requirements, cash in the amount of approximately $19,147,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirement of approximately $15,860,000.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation", as defined.) The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of January 3, 2011, to comply with its December 31, 2010 requirement, cash in the amount of approximately $589,000 has been segregated in a special reserve account for the exclusive benefit of PAIB accounts exceeding actual requirements by approximately $364,000 in accordance with its PAIB calculation.

4. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company engages in an automatic money market sweep program where upon some customer free credit balances are swept nightly into the Dreyfus Cash Management Fund.

5. Receivable from/payable to noncustomers

The receivable from/payable to noncustomers represents accounts held with Members.

6. Loans, advances, acceptances and letters of credit

The Company maintains a demand promissory note with a major financial institution whereby the Company may access funds, at the bank's sole discretion, on a fully collateralized basis. In 2010, the Company did not utilize the arrangement.

7. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through July 2017. The leases contain provisions for escalation based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2010 was approximately $315,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	
2011	$ 278,000
2012	235,000
2013	187,000
2014	191,000
2015	195,000
Thereafter	301,000
	$ 1,387,000

8. Concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contracts obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. Concentrations of credit risk (continued)

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $19,147,000 and proprietary accounts of introducing brokers of approximately $589,000 are maintained in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

9. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should its counterparties fail to meet the terms of their contracts.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the statement of financial condition as principal transactions.

9. Derivative financial instruments (continued)

The following table identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2010.

Equity - S&P	$ (33,000)
Equity - options	1,178,243
Total gain from derivative transactions	$ 1,145,243

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2010.

	Derivative assets	**Derivative liabilities**
Equity price options	$ 2,377,005	$ 2,407,937

At December 31, 2010 the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure Number of contracts	**Short exposure** Number of contracts
Equity price options	84	168